UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

ONTARIO, CANADA

	7.	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With		-0-

	8.	Shared Voting Power
12,000,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
12,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
14.5%

14.	Type of Reporting Person
CO

CUSIP No. 69924P102

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

CANADA

	7.	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With		-0-

	8.	Shared Voting Power
12,000,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
12,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
14.5%

14.	Type of Reporting Person
IN

The Statement on Schedule 13D dated and filed March 23, 2009 (the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 1. Capitalized terms used herein without definition have the same meanings as those assigned to them in the Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended by the addition of the following information:

In connection with FCMI’s purchase of the Issuer’s Units, and pursuant to a Memorandum Agreement dated March 9, 2009 addressed to Messrs. Rudi Fronk and James Anthony and confirmed by them on March 22, 2009 (the “Memorandum Agreement”), FCMI granted to each of Messrs. Fronk and Anthony a 7.5% profit participation in FCMI’s investment in the Issuer. The profit participation is calculated solely with respect to gains on Common Shares of the Issuer sold by FCMI. In computing FCMI’s gain on which the participation is payable under the Memorandum Agreement, the value of FCMI’s investment in any Common Shares sold shall be increased by 10% per year (or portion thereof) for the first 36 months following the time of the investment, by 15% per year (or portion thereof) for the 37th through 60th months following the time of the investment, and thereafter by 20% per year (or portion thereof). The time of the investment is the closing date under the Subscription Date or, in the case of Common Shares acquired upon exercise of the Warrants, the Warrant exercise date, except that under certain conditions, the value of FCMI’s investment in Common Shares acquired upon exercise of the Warrants and sold within three months following such exercise will not be subject to any upward adjustment.

The Memorandum Agreement does not limit FCMI from selling all or any part of its holdings of the Issuer’s Common Shares at any time, in its sole discretion, nor does the Memorandum Agreement limit FCMI’s discretion in voting the Common Shares.

Messrs Fronk and Anthony initially recommended the Issuer to FCMI as a potential investment and assisted FMCI in the negotiation of the terms of FCMI’s investment in the Issuer. Mr. Anthony is Chairman and a Director of Seabridge Gold Inc., a Canadian corporation (“Seabridge”) listed on the NYSE Amex Stock Exchange and the Toronto Stock Exchange. Mr. Fronk is President, CEO and a Director of Seabridge and became a director of the Issuer in connection with FCMI’s acquisition of the Units. At April 1, 2009, FCMI, one of its subsidiaries, and Mr. and Mrs. Albert Friedberg owned, in the aggregate, 8,599,632 shares of Common Stock of Seabridge Gold Inc.

The description of the Memorandum Agreement in this Item 6 is qualified in its entirety by reference to the full text of said agreement, a copy of which has been filed as an exhibit to this Schedule 13D (Amendment No. 1).

Item 7.	Material to be Filed as Exhibits

The list of Exhibits in Item 7 is amended by the addition of the following exhibit:

Exhibit No.	Exhibit

99.6	Memorandum Agreement dated March 9, 2009 with Rudi Fronk and James Anthony

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2009

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig

Name: Henry Fenig
Title: Executive Vice President

/s/ Albert D. Friedberg

Albert D. Friedberg